Filed pursuant to Rule 424(b)(2)
Registration No. 333-209385 and 333-209385-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2018

PRELIMINARY PRICING SUPPLEMENT

(to Prospectus dated February 4, 2016)

$

Jefferies Group LLC

Senior Fixed to Floating Rate Notes With Contingent Digital Coupon due October 31, 2034

Linked to USD 30 CMS Rate

As further described below, interest will accrue and be payable monthly, in arrears, (i) from the Original Issue Date to, but excluding, October 31, 2021 at a rate of 7.50% per annum and (ii) from and including October 31, 2021 to, but excluding, the stated maturity date (October 31, 2034), at a variable rate per annum. The variable rate per annum will depend on the Reference Rate as compared to the Digital Coupon Strike, as further described below. The variable rate per annum is subject to the Minimum Interest Rate of 0.00% per annum. In no event will the variable rate per annum be greater than the Digital Coupon Payoff of 7.50% per annum.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Fixed to Floating Rate Notes With Contingent Digital Coupon due October 31, 2034 Linked to USD 30 CMS Rate

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	At variable prices. The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which is , 2018. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note

Pricing Date:	, 2018

Original Issue Date:	October 31, 2018 ( Business Days after the Pricing Date)

Maturity Date:	October 31, 2034

Interest Accrual Date:	October 31, 2018

Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.

Reference Rate	30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”), expressed as a percentage. Please see “The Notes” below.

Interest Rate	From and including the Original Issue Date to, but excluding, October 31, 2021: 7.50% per annum.

From and including October 31, 2021 to, but excluding, October 31, 2034 (the “Floating Interest Rate Period”):

If the Reference Rate is less than the Digital Coupon Strike, the Reference Rate, subject to the Minimum Interest Rate.

If the Reference Rate is greater than or equal to the Digital Coupon Strike, the Digital Coupon Payoff.

For the purposes of determining the level of the Reference Rate applicable to an Interest Payment Period, the level of the Reference Rate will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period (each, an “Interest Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum. In no event will interest for each Interest Payment Period during the Floating Interest Rate Period be greater than the Digital Coupon Payoff of 7.50% per annum.

Interest Determination Date	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period

Floating Interest Rate Period	From and including October 31, 2021 to, but excluding, the Maturity Date.

Interest Payment Period:	Monthly (from and including the last day of one month to, but excluding, the last day of the next month, beginning October 31, 2018)

Interest Payment Dates	The last day of each calendar month, beginning November 30, 2018; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Interest Payment Period End Dates	Unadjusted

Interest Reset Dates	The last day of each calendar month, beginning October 31, 2021; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.

Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.

Digital Coupon Strike	5.00% per annum.

Digital Coupon Payoff	7.50% per annum.

Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JBN7 / US47233JBN72

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Estimated value on the Pricing Date	Approximately $880.19 per note, or within $40.00 of that estimate. Please see “The Notes” below.

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement.

	PER NOTE		TOTAL
Public Offering Price		At variable prices		At variable prices
Underwriting Discounts and Commissions	$		$
Proceeds to Jefferies Group LLC (Before Expenses)	$		$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 31, 2018 against payment in immediately available funds.

Jefferies

Pricing supplement dated                     , 2018.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2017 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 26, 2018 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2018, May 31, 2018 and August 31, 2018 filed with the SEC on April 9, 2018, July 9, 2018 and October 9, 2018, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Aggregate Principal Amount of the Notes is $                . The Notes will mature on October 31, 2034. From and including the Original Issue Date to, but excluding, October 31, 2021, the Notes will bear interest at the fixed rate of 7.50% per annum. From and including October 31, 2021 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”), the Notes will bear interest at a per annum floating rate. The per annum floating rate will depend on the Reference Rate, which is the 30-Year U.S. Dollar Constant Maturity Swap Rate, as compared to the Digital Coupon Strike of 5.00% per annum. If the Reference Rate is less than the Digital Coupon Strike, the Interest Rate will equal the Reference Rate, subject to the Minimum Interest Rate of 0.00% per annum. If the Reference Rate is greater than or equal to the Digital Coupon Strike, the Interest Rate will equal the Digital Coupon Payoff of 7.50% per annum. During the Floating Interest Rate Period, the interest rate will be reset monthly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a monthly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

“30CMS” or “Reference Rate” means, with respect to any Interest Reset Date, the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “Interest Determination Date” for each monthly Interest Reset Date during the Floating Interest Rate Period will be the second U.S. Government Securities Business Day prior to the beginning of the applicable monthly Interest Reset Date. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If, on any Interest Determination Date, 30CMS is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then 30CMS will be a percentage determined on the basis of the mid-market semiannual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market (the “Reference Banks”) chosen by the Calculation Agent at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for- floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the Reference Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price. We estimate that the value of each Note on the Pricing Date will be approximately $880.19, or within $40.00 of that estimate. Our estimate of the value of the Notes as determined on the Pricing Date will be set forth in the final pricing supplement.

Payment of Additional Amounts

We will pay to the holder of any Note that is beneficially owned by a United States alien holder (as defined in the accompanying prospectus) such additional amounts as may be necessary so that every net payment of principal of and interest on the Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such Note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

∎

any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such holder or beneficial owner of such Note (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or having or having had a permanent establishment in the United States;

∎

any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of the Note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

∎	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

∎

any tax, assessment or other governmental charge imposed by reason of such holder’s or beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

∎	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such Note;

∎

any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Note if such payment can be made without withholding by any other paying agent;

∎

any tax, assessment or other governmental charge that is imposed by reason of a holder’s or beneficial owner’s present or former status as (i) the actual or constructive owner of 10% or more of the total combined voting power of Jefferies Financial Group Inc. stock, as determined for purposes of Section 871(h)(3)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), (or any successor provision) or (ii) a controlled foreign corporation that is related to us, as determined for purposes of Section 881(c)(3)(C) of the Code (or any successor provision);

∎

any tax, assessment or other governmental charge (i) in the nature of a backup withholding tax, (ii) as a result of the failure to comply with information reporting requirements or (iii) imposed or required pursuant to Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (commonly referred to as “FATCA”), or imposed under any substantially similar successor legislation, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection therewith;

∎

any tax, assessment or other governmental charge imposed solely because the holder or the beneficial owner of such Note (1) is a bank purchasing such Note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying such Note for investment purposes nor (B) buying such Note for resale to a third party that either is not a bank or holding such Note for investment purposes only;

∎

any tax, assessment or other governmental charge imposed in whole or in part by reason of such holder’s or beneficial owner’s past or present status as a corporation that accumulates earnings to avoid U.S. federal income tax or as a private foundation, a foreign private foundation or other tax-exempt organization; or

∎	any combinations of items identified in the bullet points above.

In addition, we will not be required to pay any additional amounts to any holder or beneficial owner that is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note. In addition, if withholding of tax is required on Notes linked to U.S. equities or equity indices under Treasury regulations promulgated under Section 871(m) of the Code, we will not be required to pay any additional amounts with respect to amounts withheld.

Valuation of the Notes

Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). Jefferies LLC calculated the estimated value of the bond component using a discount rate based on our internal funding rate. Jefferies LLC calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.” below, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models. The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes

The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the Reference Rate, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.

The table below presents examples of hypothetical interest that would accrue on the Notes during any Interest Payment Period in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the Reference Rate on the applicable Interest Determination Date and the Digital Coupon Strike.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the Reference Rate on each Interest Determination Date. The applicable Interest Rate for each monthly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 30 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

REFERENCE RATE	REFERENCE RATE WITH DIGITAL COUPON PAYOFF*	HYPOTHETICAL MONTHLY INTEREST PAYMENT
-1.50%	0.00%	$0.00
-1.00%	0.00%	$0.00
-0.50%	0.00%	$0.00
0.00%	0.00%	$0.00
0.50%	0.50%	$0.42
1.00%	1.00%	$0.83
1.50%	1.50%	$1.25
2.00%	2.00%	$1.67
2.50%	2.50%	$2.08
3.00%	3.00%	$2.50
3.50%	3.50%	$2.92
4.00%	4.00%	$3.33
4.50%	4.50%	$3.75
5.00%	7.50%	$6.25
5.50%	7.50%	$6.25
6.00%	7.50%	$6.25
6.50%	7.50%	$6.25
7.00%	7.50%	$6.25
7.50%	7.50%	$6.25
8.00%	7.50%	$6.25
8.50%	7.50%	$6.25
9.00%	7.50%	$6.25
9.50%	7.50%	$6.25
10.00%	7.50%	$6.25

*Subject to the minimum interest rate of 0%. Digital Coupon Payoff is received only when Reference Rate is greater than or equal to the Digital Coupon Strike. In no event will interest for any Interest Payment Period during the Floating Interest Rate Period be greater than the Digital Coupon Payoff of 7.50% per annum.

HISTORICAL 30CMS RATES

30CMS is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed for- floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30- day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

In this pricing supplement, when we refer to 30CMS, we mean the rate as it appears on Reuters page ICESWAP1 (or any successor page) under the heading 30-year index maturity for rates at approximately 11:00 a.m. New York time, on each Interest Determination Date. The rate reported on Reuters page “ICESWAP1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues. This rate is one of the market accepted indicators of medium to longer-term interest rates. On the Interest Determination Date, if 30CMS cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine 30CMS in accordance with the procedures set forth above.

The level of 30CMS has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of 30CMS during any period shown below is not an indication that 30CMS is more or less likely to increase or decrease at any time during the life of your Notes.

You should not take the historical level of the 30CMS as an indication of the future level of 30CMS. We cannot give you any assurance that the future level of 30CMS will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trend reflected in the historical level of 30CMS may be less likely to be indicative of the level of 30CMS during the Floating Interest Rate Period.

Neither we nor any of our affiliates make any representation to you as to the performance of 30CMS during the Floating Interest Rate Period. The actual level of 30CMS during the Floating Interest Rate Period may bear little relation to the historical level of 30CMS shown below.

The graph below shows the historical performance of 30CMS from January 1, 2002 through October 5, 2018.

We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

The historical level of the 30CMS is not an indication of the future level of the 30CMS.

In the past, the level of the 30CMS has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 30CMS is not necessarily indicative of future levels. Changes in the level of the 30CMS will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the 30CMS will be positive on any Interest Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the 30CMS does not reflect the return the Notes would have had because they do not take into account the Digital Coupon Payoff.

The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.

The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.

Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the 30CMS and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.

The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.

Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of the 30CMS, (ii) volatility of the 30CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

The amount of interest payable on the Notes in any monthly Interest Payment Period is limited by the Digital Coupon Payoff.

Due to the formula used to determine the Interest Rate, the Interest Rate on the Notes for each monthly Interest Payment Period during the Floating Interest Rate Period is limited for that Interest Payment Period by the Digital Coupon Payoff. If the 30CMS is greater than or equal to the Digital Coupon Strike, the Interest Rate will equal the Digital Coupon Payoff of 7.50% per annum, and you will not get the benefit of any increase in the 30CMS above a level of 5.00% on any Interest Determination Date. Therefore, the maximum monthly interest payment you can receive during the Floating Interest Rate Period (assuming an Interest Payment Period of 30 calendar days) will be $6.25 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 7.50% per annum interest for any given full year in the Floating Interest Rate Period even when the 30CMS is much greater than 5.00% on the Interest Determination Date for one monthly Interest Payment Period during that year if the 30CMS rate on the Interest Determination Date with respect to any other monthly Interest Payment Period is below 5.00%.

You must rely on your own evaluation of the merits of an investment linked to the 30CMS.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in the 30CMS and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the 30CMS may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about the 30CMS and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Regulatory investigations regarding possible manipulation of ISDAFIX may adversely affect your Notes.

Certain U.S. and non-U.S. regulators are investigating possible manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in the 30CMS being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations could result in a sudden or prolonged decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your Notes, the market value of your Notes and the payments on your Notes during the Floating Interest Rate Period.

The 30CMS and the manner in which it is calculated may change in the future.

There can be no assurance that the method by which the 30CMS is calculated will continue in its current form. Any changes in the method of calculation could reduce the 30CMS and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

The 30CMS is based on a hypothetical interest rate swap referencing 3-month U.S. dollar LIBOR; uncertainty and changes with respect to LIBOR may adversely affect the 30CMS and the value of your Notes.

The 30CMS represents the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of 3-month U.S. dollar LIBOR, and the value of, and the method of calculating, the 30CMS. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect 3-month U.S. dollar LIBOR rates and the 30CMS during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, it is possible that the 30CMS would also be unpublished, and in such case an alternative determination method, as set forth under “The Notes” above, will be used to determine the 30CMS.

We may sell an additional aggregate face amount of the Notes at a different issue price.

At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, subject to any positive and negative adjustments based on the actual interest payments on the Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the Notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-7 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non-income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders (as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

In the opinion of our tax counsel, Sidley Austin LLP, your Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

We have determined that the comparable yield for the Notes is equal to         % per annum, compounded monthly. Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the Notes, from the Note each year:

ACCRUAL PERIOD	INTEREST DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER $1,000 NOTE)	TOTAL INTEREST DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER $1,000 NOTE) AS OF END OF ACCRUAL PERIOD
October 31, 2018 through December 31, 2018
January 1, 2019 through December 31, 2019
January 1, 2020 through December 31, 2020
January 1, 2021 through December 31, 2021
January 1, 2022 through December 31, 2022
January 1, 2023 through December 31, 2023
January 1, 2024 through December 31, 2024
January 1, 2025 through December 31, 2025
January 1, 2026 through December 31, 2026
January 1, 2027 through December 31, 2027
January 1, 2028 through December 31, 2028
January 1, 2029 through December 31, 2029
January 1, 2030 through December 31, 2030
January 1, 2031 through December 31, 2031
January 1, 2032 through December 31, 2032
January 1, 2033 through December 31, 2033
January 1, 2034 through October 31, 2034

In addition, we have determined the projected payments for your Notes are as follows:

TAXABLE YEAR:	JANUARY 31		FEBRUARY 28		MARCH 31		APRIL 30		MAY 31		JUNE 30		JULY 31		AUGUST 31		SEPTEMBER 30		OCTOBER 31		NOVEMBER 30		DECEMBER 31
2018		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A	$		$
2019	$		$		$		$		$		$		$		$		$		$		$		$
2020	$		$		$		$		$		$		$		$		$		$		$		$
2021	$		$		$		$		$		$		$		$		$		$		$		$
2022	$		$		$		$		$		$		$		$		$		$		$		$
2023	$		$		$		$		$		$		$		$		$		$		$		$
2024	$		$		$		$		$		$		$		$		$		$		$		$
2025	$		$		$		$		$		$		$		$		$		$		$		$
2026	$		$		$		$		$		$		$		$		$		$		$		$
2027	$		$		$		$		$		$		$		$		$		$		$		$
2028	$		$		$		$		$		$		$		$		$		$		$		$
2029	$		$		$		$		$		$		$		$		$		$		$		$
2030	$		$		$		$		$		$		$		$		$		$		$		$
2031	$		$		$		$		$		$		$		$		$		$		$		$
2032	$		$		$		$		$		$		$		$		$		$		$		$
2033	$		$		$		$		$		$		$		$		$		$		$		$
2034	$		$		$		$		$		$		$		$		$		$			N/A		N/A

The comparable yield, projected payment schedule and interest accrual table will be provided shortly prior to the Original Issue Date.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Notes, and we make no representation regarding the amount of contingent payments with respect to your Notes.

If, during any taxable year, the actual payments with respect to the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the Notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange or the maturity of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your Notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your Notes is greater than the price you paid for your Notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon the sale, exchange or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your Notes is less than the price you paid for your Notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon the sale, exchange or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your Notes will equal your Notes’ original issue price plus any interest deemed to be accrued on your Notes (under the rules governing contingent payment debt instruments) as of the time you purchase your Notes, decreased by the projected amount of any contingent payments previously made with respect to the Notes. The original issue price of your Notes is equal to the first price at which a substantial amount of the Notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize income or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes (in accordance with the comparable yield for your Notes), decreased by the projected amount of any contingent payments previously made to you with respect to your Notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your Notes at a price other than the adjusted issue price determined for tax purposes.

Any income you recognize upon the sale, exchange or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

In addition, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2018, with respect to a debt instrument issued with original issue discount, such as the Notes, an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer. For this purpose, an “applicable financial statement” generally means a financial statement certified as having been prepared in accordance with generally accepted accounting principles or that is made on the basis of international financial reporting standards and which is used by the taxpayer for various specified purposes. This rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the Notes prior to the time such income would be recognized pursuant to the rules described above. Potential investors in the Notes should consult their tax advisors regarding the potential applicability of these rules to their investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of             per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on October 31, 2018, which will be the         scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement, the accompanying prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Directive (as defined below).

PRIIPs Regulation/Prospectus Directive/Prohibition of Sales to EEA Retail Investors—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4{1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation CEU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

SUPPLEMENTAL CERTAIN ERISA CONSIDERATIONS

The following discussion supplements the discussion under “Certain ERISA Considerations” in the accompanying prospectus on page 44.

Each purchaser or transferee of a Note or any interest therein that is using assets of a benefit plan investor subject to ERISA or to Section 4975 of the Code (a “benefit plan”), including any fiduciary purchasing a Note on behalf of a benefit plan (“Plan Fiduciary”), will be deemed to have represented by its acquisition of the Note that:

(1) none of the issuer entities, the underwriters, agents, dealers and similar parties, or any of their respective affiliated entities (the “Transaction Parties”), has provided or will provide advice with respect to the acquisition of a Note by the benefit plan, other than to the Plan Fiduciary which is independent of the Transaction Parties, and the Plan Fiduciary either: (a) is a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a State or Federal agency; (b) is an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a benefit plan; (c) is an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business; (d) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or (e) has, and at all times that the benefit plan is invested in a Note will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the benefit plan investing in a Note in such capacity);

(2) the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the benefit plan of a Note;

(3) the Plan Fiduciary is a “fiduciary” with respect to the benefit plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating the benefit plan’s acquisition of a Note;

(4) none of the Transaction Parties has exercised any authority to cause the benefit plan to invest in a Note or to negotiate the terms of the benefit plan’s investment in a Note; and

(5) the Plan Fiduciary has been informed by the Transaction Parties: (a) that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity, and that no such entity has given investment advice or otherwise made a recommendation, in connection with the benefit plan’s acquisition of a Note; and (b) of the existence and nature of the Transaction Parties financial interests in the benefit plan’s acquisition of a Note.

The above representations are intended to comply with the DOL’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect.

None of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any a Note by any benefit plan.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements and related financial statement schedules of Jefferies Group LLC and its subsidiaries as of November 30, 2017 and for the year ended November 30, 2017, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2017 incorporated herein by reference to the Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated in reliance upon the reports of such firm given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Group LLC and its subsidiaries as of November 30, 2016 and for the two years ended November 30, 2016 and November 30, 2015 incorporated herein by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and its subsidiaries as of and for the year ended November 30, 2017 and 2016, incorporated by reference from Jefferies Group LLC’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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Jefferies Group LLC

Senior Fixed to Floating Rate Notes With Contingent Digital Coupon due October 31, 2034

Linked to USD 30 CMS Rate

PRICING SUPPLEMENT

                    , 2018